December 20, 2023	Martin T. Schrier Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2023
File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 27, 2023 regarding the Company’s Amendment No. 1 to its registration statement on Form S-1 (“Amendment No. 1”) submitted to the Commission on October 30, 2023. This letter is being filed with the Commission with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Staff’s comments are repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed October 30, 2023 Dilution, page 28

1.	You disclose that 9,800,000 shares of common stock will be outstanding after this offering, excluding the 60,000 shares of Class A common stock reserved for the underwriters. It appears this number of common stock shares includes 1,325,000 shares of Series A Preferred Stock on an as converted basis calculated based on the initial conversion price of $10 per share. Please tell us why it is appropriate to include Series A Preferred Stock shares in the total number of common stock shares outstanding after this offering.

RESPONSE: The Company acknowledges the Staff’s comment and the shares of Class A common stock issuable upon conversion of the shares of Series A Preferred Stock have been removed from the dilution table on page 28.

LEGAL\67054685\5200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission

December 20, 2023

Executive Compensation, page 40

2.	Please revise this section to provide the disclosure required by Item 402 of Regulation S-K for the named executive officers and directors. Please also file any employment agreements entered into with the officers and directors as exhibits to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and the Company has added the disclosures on pages 40 and 45 required under Item 402 of Regulation S-K for the Company’s named executive officers and directors. The Company has not entered into any employment agreements with any directors or named executive officers.

Financial Statements of Greens Natural Foods, Inc., page F-1

3.	Please provide Green’s Natural Foods, Inc.’s (“Green’s”) financial statements for the interim period ended September 30, 2022 as required in Rule 3-05(b) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and the Green’s Natural Foods, Inc.’s financial statements have been prepared by the Company and included in Amendment No. 2.

Independent Auditor’s Report on the Audit of the Combined Financial Statements, page F-57

4.	The auditor’s report on Green’s Natural Foods, Inc.’s financial statements is quantified. Please obtain and file a new audit report that is unqualified. Refer to SAB Topic 1.E.2.

RESPONSE: The Company acknowledges the Staff’s comment, and the qualified opinion has been replaced with a properly issued unqualified opinion and the audit report for Green’s Natural Foods, Inc. has been included in Amendment No. 2.

General

5.	We note your revisions in response to prior comment 11. Please disclose, if accurate, that the Series E Preferred Stock does not give the holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred Stock for HCWC, as the Series E Preferred Stock was issued by HCMC. In addition, it appears that you will have Class A common stock, Class B common stock, and Series A Preferred Stock. Please clarify, if true, that the Class A common stock and Class B common stock have the same rights, preferences and privileges. With respect to the Series A Preferred Stock, please tell us whether the voting rights attached to the Series A is different from the voting rights attached to the Class A common stock. If so, revise your risk factors, cover page and the section entitled Description of HCWC’s Capital Stock to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also file the instrument defining the rights of Series A Preferred Stockholders, or tell us why you do not believe you are required to do so.

United States Securities and Exchange Commission

December 20, 2023

RESPONSE: The Company acknowledges the Staff’s comment and we confirm that the HCMC Series E Preferred Stock does not give the holders any rights with respect to HCWC, aside from the obligation to purchase the Series A Preferred Stock of HCWC. With respect to your other inquiries, we offer the following responses:

●	The shares of Class A and Class B common stock have the same rights, preferences and privileges and we have stated this on pages 2 and 49.

●	The Series A Preferred Stock will have the same voting rights as the Class A common stock as those shares are voted on a as converted basis.

●	The Certificate of Designations, Preferences and Rights of the Series A Preferred Stock has been filed as Exhibit 3.3 to Amendment No. 1.

6.	Please tell us whether you intend to file the Separation Agreement, Tax Matters Agreement, the Employee Matters Agreement and the Transition Service Agreement as exhibits to your registration statement, or tell us why you do not believe you are required to file these agreements. See Item 601(b)(10) of Regulation S-K. We note that certain of these agreements are included in your Form S-1 (333-275209), and it appears they should also be filed with this S-1.

RESPONSE: The Company acknowledges the Staff’s comment and each of these referenced agreements will be included as exhibits to Amendment No. 2.

7.	We note your response to prior comment 1 that the offering price will be fixed at $10.00 per share, and that the price reflects your assessment of the price at which investors might be willing to participate in the offering based on, among other things, the market values and various valuation measures of other companies engaged in similar activities. Please tell us how you have already determined a fixed price for the offering and the manner in which the price was set, and tell us the involvement of Maxim Group LLC in determining the offering price and how market values and valuation measures of other companies were used to set the offering price. Tell us whether the price was or will be set through any traditional marketing of the offering by the underwriters and/or price discovery activities, and whether Maxim Group has had contact with potential investors in the offering. Please also tell us whether the trading price following the Spin-Off will impact the offering price, and, if not, please tell us why and how you intend to reconcile the offering price with the “regular-way” trading that you expect to begin on the first trading day following the Distribution Date. Please disclose and explain the precise order and mechanics of the events that will occur in the Spin-Off and the Offering, including the interplay between the two and how and when shares in both transactions will be priced and distributed to holders. Also explain what you mean that the offering price is subject to change as a result of market conditions, as disclosed under “Determination of Offering Price,” and how this is consistent with a firm commitment offering, as well as what it means that Maxim intends to make a market in your Class A common stock and why this is necessary in a firm commitment offering.

United States Securities and Exchange Commission

December 20, 2023

RESPONSE: The Company acknowledges the Staff’s comment. Maxim has indicated the offering price will be in a range between $9 and $11 per share. This range is based on, among other things, the value of other similarly situated public companies in this sector, the Company’s revenues, industry multiples and other market factors Maxim considered. Maxim will set the price through traditional marketing of the offering and other price discovery activities. We do not expect the Offering price to change after Maxim has set the offering price.

The Class A common stock will not trade on the NYSE American exchange until the offering contemplated by Amendment No. 2 is completed. We, therefore, do not expect any trading activity after the Spin-Off to affect this offering price set by Maxim.

The Spin-Off will be completed (subject only to transfer of the Spin-Off shares by the Company’s transfer agent to the HCMC shareholder) prior to the Offering. As soon as practicable after the Spin-Off is completed, the Company will complete the Offering, which we expect will be by the first trading day following the Distribution Date.

Please see updates on page 26 to the “Determination of Offering Price” section in response to this comment.

Additionally, Maxim expects to make a market in the HCWC Class A common stock market after the Offering but these activities are not related to its firm commitment offering.

* * * * *

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	John Ollet